Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153

January 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Christian N. Windsor

Re:	Refco Group Ltd., LLC/ Refco Finance Inc.
Registration Statement on Form S-4
File No. 333-119701

Ladies and Gentlemen:

On behalf of our clients, Refco Group Ltd., LLC and Refco Finance Inc. (collectively, the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment”) of the Company (File No. 333-119701, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter of January 5, 2005.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General comments on this filing
1.	We are in the process of evaluating the appropriateness of your accounting treatment for the Transactions consummated on August 5, 2004. We may have further comments.
The Company has received the Staff’s supplemental letter dated January 7, 2005, and has responded to the letter in a separate letter.
Cover Page
2.	We note that you are registering the guarantee by your non-regulated subsidiaries. Add disclosure substantially similar to the heading to the first risk factor on page 15.

The Company has complied with the Staff’s comment by adding the requested disclosure. See cover page.
Risk Factors — page 13
3.

We note that in the latest stub period you generated negative cash flow from operations. Consider adding a risk factor that discusses any trend in declining cash flow upon your ability to make interest payments on either your senior debt or on the notes.

The Company acknowledges the Staff’s comment and notes that it is both the Company’s and general industry practice in respect of derivative brokerage operations to include a portion of its cash and marketable securities with similar customer funds to ensure operational liquidity. This potentially results in negative cash flows from operating activities for any given reporting period in the Consolidated Statements of Cash Flows, as was the case for the six months ended August 31, 2004. The Consolidated Statements of Cash Flows should therefore be read in conjunction with the Consolidated Statements of Income and excess regulatory capital reports to determine the Company’s ability to meet its debt service obligations. For the period in question, these indicate that the Company’s operations were profitable and generated available liquidity in the form of excess capital. Each of these measures underscores the Company’s positive cash flow and availability of cash to reduce indebtedness.  As a result, the Company does not believe any additional risk factor disclosure is warranted at this time.

Our substantial indebtedness could adversely affect our financial health — page 13
4.	Revise this risk factor to clarify whether the $80 million represents a monthly, quarterly or annual interest amount.
The Company has complied with the Staff’s comment by revising the referenced language to clarify that the $88 million is an annual interest expense. See page 13.
5.	Please advise the staff what you mean by “future changes in prevailing interest rates could have a greater impact on our annual interest expense.”
The Company has complied with the Staff’s comment by deleting the sentence. See page 13.
We depend almost entirely on the cash flows from our subsidiaries…-page 13
6.	We note your revised disclosure that discusses the assets of your non-guarantor subsidiaries. Please revise this to note the consolidated assets and net-assets of your guarantor subsidiaries.
The Company has complied with the Staff’s comment by adding the requested disclosure. See page 14.

Our compliance and risk management methods might not be effective — page 22
7.	Revise this risk factor to note whether there are any specific reasons that management believes that its control procedures or other risk management methods might not be effective.
The Company has complied with the Staff’s comment by revising the specified disclosure. See pages 22 and 23.
Unaudited Pro Forma Consolidated Financial Statements — page 42
8.

We note your response to comment 35, including your revisions on page 42 regarding the “rollover equity investment” of $382.5 million by Phillip Bennett.

Your use of this terminology to describe Mr. Bennett’s pre-existing investment in

Refco Group Holdings could be confusing to investors. Please revise your use of such terminology throughout this section to more clearly explain that this was his pre-existing holdings and not a new or additional investment.

The Company has complied with the Staff’s comment by revising the specified disclosure to more clearly explain that Mr. Bennett’s $382.5 million investment was his pre-existing holdings and not a new or additional investment.  See pages 4, 5, 42, 97 and F-43.

9.

Please revise your narrative on page 42 to disclose that the results of operations for Forstmann-Leff are presented as discontinued operations in your financial statements as well as pro forma presentation.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 42.
Selected Historical Financial Data — page 48
10.

Your supplemental response to comment 47 as well as your disclosures on page 50 indicate that you believe that the presentation of EBITDA as a performance measure is meaningful to investors because the amounts excluded are for “long-term debt interest, taxes and depreciation that do not reflect the Company’s operating performance but rather the financing of its capital structure, its historical capital expenditures or its accounting for income taxes.” However, all of these amounts are in fact key components of your results of operations on a recurring basis. As noted in the guidance of Question 8 of the Non-GAAP FAQ on our website, the staff believes it would be difficult for management to support the usefulness of such a measure. Your response to date has not demonstrated the usefulness of EBITDA as a performance measure. Accordingly, absent a more persuasive demonstration of its usefulness, this measure would appear to be prohibited by Item 10(e) of Regulation S-K.

While the Company concurs that “long term debt interest, taxes and depreciation and amortization” are recurring components contained in its results of operations, it believes that a measure such as EBITDA that excludes those items may also be an useful (or even preferable) measure in evaluating operating performance.  The Company believes its presentation of EBITDA is useful because it allows the Company and its investors to evaluate how the operations of the Company (i.e. the actual business of the Company) have performed over time without regard to interest associated with its capital structure, its accounting for taxes and other charges that do not reflect the period-to-period operating (as opposed to financial) performance of the Company.   The Company’s belief that EBITDA is a critical performance measure is demonstrated by the Company’s use of EBITDA (rather than net income) for the various purposes noted in the registration statement (See pages 50 and 51).  The Company concurs with the Staff that net income is also a useful measure (and accordingly has given it greater prominence, highlighted the limitations of EBITDA versus net income and otherwise complied with the guidance set forth in Question 8).  However,  the Company maintains that the usefulness of net income does not diminish the fact that EBITDA is an important performance measure used by it and that EBITDA’s presentation allows investors to see the Company’s performance in the same manner as management.  After considering the guidance of Question 8 ), the Company believes it has demonstrated the usefulness of EBITDA and respectfully submits to the Staff that its presentation should not be viewed as being prohibited by Item 10(e) of Regulation S-K.  In this last regard, the Company notes that other registrants have overcome the presumption of Item 10(e) and demonstrated that EBITDA may be appropriately presented as a performance measure.

Management’s Discussion and Analysis
Factors Affecting Our Results — Acquisitions — page 53
11.

We note the revisions you made in response to prior comment 48, in which you have quantified the impact of your recent acquisitions in terms of volume and revenues. These disclosures alone, however, do not support your assertion that each of the acquisitions you have completed since 1999 has been immediately accretive to “operating income.” As previously requested, please revise to quantify the impact of those acquisitions on operating income for the last two years.

The Company has complied with the Staff’s comment by deleting the statement regarding the accretive impact of the acquisitions and revising the specified disclosure to quantify the impact of its acquisitions over the past two years on revenues and transaction volume.  See pages 53 and 54.

Liquidity and Capital Resources — page 62
12.

We note that you will have far greater demand for cash with the added interest payments you must make after the “transactions.” We also note that your cash position declined and your operations used cash rather than generating positive cash flows. Expand to clarify why you report negative cash flow after August 2004. Also, please include management’s assessment of whether this is a trend. Also, please clarify how the cash flow trends might affects your ability to meet your debt service obligations.

Please see our response to Comment 3. The Company believes that no additional disclosure is necessary since it believes that it will be able to meet its debt service obligations.
Business — page 74 Competitive Strengths — page 78
13.

We note your response to prior comment 59. However we are not able to agree that the presentation in this Section presents a balanced view of the company and its prospects. Particularly, your use of subheadings like “Leading Global Market Position,” “Strong Customer Relationships” and “Significant Free Cash Flow” tend to highlight positive information at the expense of a more balanced presentation of the company’s prospects, particularly for the company’s subordinated debt holders. Please revise the headings to present a more balanced introduction to the relevant topics.

The Company has complied with the Staff’s comment by revising the headings to present a more balanced introduction to the relevant topics. See pages 78 and 79.

Significant Free Cash Flow and Ability to Reduce Financial Leverage — page 79
14.

We note your discussion of EBITDA and your claimed ability to reduce leverage. However, the numbers appear to represent results that predate the transactions, which substantially increased your interest expense. Also, we note that you generated negative cash flow from operations in the first period following the transactions.

Please see our response to Comment 3. The Company has also complied with the Staff’s comment by adding additional disclosure on page 79.
Capitalize on Shift to Electronic Trading — page 80
15.

Expand this section to discuss, in greater detail, your current use of technology, your investment in improving technology and to discuss why you believe you would have a competitive advantage as the trading market begins to rely more on electronic trading.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 80 and 81.
Refco Alternative Investments — page 84
16.

Please clarify whether Refco or its subsidiaries have any exposure to the assets of the portfolio discussed in your revised disclosure, Also, please note the fees charged by Refco Alternative investments for the noted fund.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 84.
17.	Please confirm that the fund noted is the only large investment offered by Refco Alternative Investments at this time.
The Company confirms with the Staff that the fund noted is the only large investment offered by Refco Alternative Investment at this time.
Note B — Summary of Significant Accounting Policies Basis of Preparation — page F-7
18.

Please revise the third paragraph in this section to more clearly disclose what “discontinued operations reporting” means. For example, clarify that for financial statement purposes, the assets, liabilities, results of operations and cash flows from this business have been segregated from those of continuing operations and presented separately as discontinued operations.

The Company has complied with the Staff’s comment by adding the requested disclosure.

See page F-7.
19.

Please revise this section or Note N to provide the disclosures required by paragraph 47 of SFAS 144. Specifically disclose the following:

•        Present the carrying amounts of the major classes of assets and liabilities that are included in Assets of Discontinued Operations and Liabilities of Discontinued Operations in accordance with paragraph 47(a) of SFAS 144.

•        Disclose the amounts of revenue and pretax profit or loss reported in discontinued operations for each period presented in accordance with paragraph 47(c) of SFAS 144.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page F-8.
Identifiable Intangible Assets — page F-11
20.

We note your response to prior comment 82 and that the MacFutures trade name was rebranded as a result of the Transactions. This seems to imply that the MacFutures name will no longer be used, and as a result, the associated tradename no longer has any value. Supplementally tell us how the rebranding has impacted your use of this tradename. Please revise to more clearly disclose how you have reflected the impairment resulting from this rebranding, or explain how you determined that no such impairment had occurred.

The Company has noted the Staff’s comment. The MacFutures trade name that was rebranded as a result of the Transactions, was co-branded for a period of time with the Refco Trading Services name until the public announcement of the rebranding on November 10, 2004. On this date, the use of the MacFutures trade name was discontinued. The book value of the trade name carried over to the successor company of $453,680, being 42.8% of the predecessor basis of the trade name, has been written-off in the three months ended November 30, 2004, consistent with the use of the MacFutures trade name being discontinued in this period.

Recently Issued Accounting Pronouncements — page F-12
21.

We refer to prior comment 87 and your supplemental response thereto. Supplementally explain how you determined that the management fees you receive from hedge funds with which you have investment management agreements, are not variable interests. Specifically address how you considered each of the criteria set forth in paragraphs B19 and B20 of FIN 46(R).

The Company acknowledges the Staff’s comment and refers to its previous response to comment #87.  During the work the Company performed in connection with developing that response, the Company determined that certain of its investment management agreements with hedge funds managed by RAI were variable interests.  The Company also determined that its variable interests, including the investment management agreements, did not allow it to participate significantly in each fund’s profits and losses. Therefore, the Company concluded that it was not the primary beneficiary of these hedge funds.
22.

Please address the following with respect to your clearing and brokering services as discussed in your supplemental response to prior comment 87:

•        Supplementally clarify how you determined that none of the customers to which you provide clearing or brokering services meet the definition of a VIE. We are not aware of any provisions within Rule 15c3-3 that provide a scope exception from FIN 46(R) for those entities meeting the definition of a “customer.”

•        To the extent that you do provide clearing or brokering services to VIEs, supplementally explain how you considered the criteria in paragraph B22 of FIN 46(R) in determining whether you hold a “variable interest” in such VIEs.

The Company did not intend in its previous response to comment #87 for its reference to “customers”, as defined in Rule 15(c)3-3, to imply that such customers are scoped out of FIN 46(R).  During the normal course of business, the Company routinely enters into clearing and brokering service arrangements with its customers.  The Company’s customer acceptance procedures include the review of all limited liability companies, partnerships or similarly structured entities to determine the relationship of the general partner/principal to the entity and the financial capacity of the entity and its partners/principals.  The Company (including its related parties and de facto agents, as defined in FIN 46(R)) does not maintain an ownership interest in its customers nor is it involved in the design or establishment of any entities that are its customers.  Based on the Company’s knowledge of its customers and the credit limits it observes, the Company believes that these arrangements do not represent a variable interest significant to each customer.  In this connection, the Company would further observe that its customers are not limited to trading solely with it.  They can and often do trade with multiple Futures Commission Merchants.  The Company acts solely as the clearing firm for their exchange traded transactions.

Under the Company’s standard clearing and brokering contracts with its customers, it earns a fixed commission per contract and a net interest spread on customer deposits.  No single customer represents more than 1 % of the Company’s total commission income. Similarly, margin deposits attributed to each single customer is insignificant to the Company’s total consolidated assets. Other than the above, the Company has no other interest in its customers.

Based on the foregoing, the Company concluded that its clearing and brokering contracts with its customers are not significant variable interests. Therefore, as permitted under paragraph 6 of FIN 46(R), the Company did not consider it necessary, nor did it undertake, to determine whether any of its customers with which it has clearing or brokering arrangements is a VIE.

Note that the analysis above excludes funds sponsored and established by RAI, for which the Company also acts as clearing firm for their exchange traded transactions.  The Company has analyzed such RAI funds separately in response to comment #21 above.

Note I — Derivative Activities, Off Balance Sheet and Concentration of Credit Risk — page F-23
23.

We note your response to prior comment 96 and the revisions you made on page F-23. It is unclear from your disclosures whether you have applied the recognition and initial measurement provisions of FIN 45 to your guarantees. Although you may believe that it is unlikely that you will ever have to perform under these guarantees, paragraph 9 of FIN 45 still requires you to recognize (at fair value) a liability for these guarantees even though it is not probable that payments will be required. Please revise to confirm, if true, that you have applied the initial recognition and measurement provisions of the Interpretation, but have not recorded a liability for these guarantees because the estimated fair value of such guarantees was zero.

The Company has complied with the Staff’s comment by adding the requested disclosure to confirm that it has applied the initial recognition and measurement provision of FIN 45. See page F-25.
Interim Financial Statements
Note F — Commitments and Contingencies — page F-47
24.

Please revise to address the following regarding your response to comment 95 and the verdict received in the litigation described on pages F-22 and F-47:

•        Your disclosures state that a separate trial to determine damages is set for the fall of 2004. Please revise your interim footnotes to update this information regarding this separate trial.

•        Supplementally tell us why a separate trial was necessary to determine the damage for the initial verdict that determined your liability in this matter.

•        We note your statement that management does not believe it is probable that the initial verdict will be upheld. In addition to this statement, please revise your disclosures on pages F-47 to clearly state whether management believes it is probable that a material loss will result from the final verdict.

•        If you are able to make such an assertion and you continue to believe that no amounts need to be accrued under SPAS 5 for this litigation, please provide us with your full basis for making that assertion.

•        Please revise your Liquidity section on page 62 to disclose the impact that the payment of the plaintiffs alleged damages of $45 million would have upon your liquidity and cash flows. Clearly disclose whether any amounts have been set aside in escrow.

liquidity and cash flows. Clearly disclose whether any amounts have been set aside in escrow.
The Company has complied with the Staff’s comment by revising the specified disclosure. See pages F-23, F-24, F-48 and F-49.
Note G — Restricted Units — page F-48
25.	Please revise to provide the disclosures required by paragraphs 46-48 of SFAS 123 with respect to the issuance of your Class B Common Units to employees.

The Company has complied with the Staff’s comment by adding the requested disclosure.  See pages F-48 and F-49.  In addition, the Company applies the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation.  The Company has incorrectly stated that it has applied the intrinsic value method prescribed under APB 25 in Amendment No. 1 of the Form S-4, and has revised its disclosure on pages F-49 and F-50.

Exhibits
26.	In order for the staff to complete its review, please provide us with a copy of your Item 601(b)(5) legal opinion as soon as possible.
The Company has complied with the Staff’s comment by adding the Item 601(b)(5) legal opinion. See Exhibit 5.1.

We would very much appreciate receiving the Staff’s comments, if any, with respect to Amendment No. 2 to the Registration Statement as promptly as applicable.  If it would expedite the review of the materials filed herewith, please do not hesitate to call the undersigned at (212) 310-8172.

Sincerely yours,

/s/ Todd R. Chandler
Todd R. Chandler